Exhibit 99.1

Orange County - Poughkeepsie
Limited Partnership

Report of Independent Registered Public Accounting Firm

Financial Statements

Years Ended December 31, 2005, 2004 and 2003

ORANGE COUNTY -

POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Balance Sheets	2
December 31, 2005 and 2004

Statements of Operations	3
For the years ended December 31, 2005, 2004 and 2003

Statements of Changes in Partners’ Capital	4
For the years ended December 31, 2005, 2004 and 2003

Statements of Cash Flows	5
For the years ended December 31, 2005, 2004 and 2003

Notes to Financial Statements	6-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County-Poughkeepsie Limited Partnership:

We have audited the accompanying consolidated balance sheets of Orange County-Poughkeepsie Limited Partnership (the “Partnership”), a majority owned partnership of Cellco Partnership d/b/a Verizon Wireless, as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 98% of the Partnership’s revenue in each of the three years in the period ended December 31, 2005 is affiliate revenue.

/s/ Deloitte & Touche LLP

New York, New York
March 13, 2006

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(Dollars in Thousands)

	2005	2004

ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowance of $0 and $0	$254	$244
Unbilled affiliate revenue	1,599	1,249
Due from general partner	7,802	—
Prepaid expenses and other current assets	157	52

Total current assets	9,812	1,545

PROPERTY, PLANT AND EQUIPMENT - Net	37,516	34,525

TOTAL ASSETS	$47,328	$36,070

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$171	$436
Advance billings	261	144
Due to general partner	—	3,102

Total current liabilities	432	3,682

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 7)

PARTNERS’ CAPITAL	46,896	32,388

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$47,328	$36,070

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in Thousands)

	2005	2004	2003

OPERATING REVENUE (NOTES 2 and 4):
Service revenues	$180,508	$163,367	$144,643

OPERATING COSTS AND EXPENSES (NOTE 4):
Cost of service (excluding depreciation and amortization related to network assets included below)	25,292	16,854	17,248
General and administrative	2,142	2,242	2,123
Depreciation and amortization	6,347	5,521	5,179
Net loss (gain) on sale of property, plant and equipment	1	60	(3)

Total operating costs and expenses	33,782	24,677	24,547

OPERATING INCOME	146,726	138,690	120,096

INTEREST AND OTHER INCOME - Net	782	980	1,472

NET INCOME	$147,508	$139,670	$121,568

Allocation of Net Income:
Limited partners	$22,126	$20,950	$18,236
General partners	125,382	118,720	103,332

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in Thousands)

	General Partner	Limited Partners
			Warwick
	Verizon	Taconic	Valley	Total
	Wireless	Telephone	Telephone	Partners’
	of the East LP	Corporation	Company	Capital

BALANCE, JANUARY 1, 2003	$53,678	$4,736	$4,736	$63,150

Net income	103,332	9,118	9,118	121,568

Distribution to partners	(114,750)	(10,125)	(10,125)	(135,000)

BALANCE, DECEMBER 31, 2003	42,260	3,729	3,729	49,718

Net income	118,720	10,475	10,475	139,670

Distribution to partners	(133,450)	(11,775)	(11,775)	(157,000)

BALANCE, DECEMBER 31, 2004	27,530	2,429	2,429	32,388

Net income	125,382	11,063	11,063	147,508

Distribution to partners	(113,050)	(9,975)	(9,975)	(133,000)

BALANCE, DECEMBER 31, 2005	$39,862	$3,517	$3,517	$46,896

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in Thousands)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$147,508	$139,670	$121,568
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for losses on accounts receivable	—	—	30
Depreciation and amortization	6,347	5,521	5,179
Net loss / (gain) on sale of property, plant and equipment	1	60	(3)
Changes in certain assets and liabilities:
Accounts receivable	(10)	(171)	14
Unbilled revenue	(350)	(383)	259
Prepaid expenses and other current assets	(105)	(3)	(13)
Accounts payable and accrued liabilities	(5)	88	(887)
Advance billings and other current liabilities	117	(166)	63

Net cash provided by operating activities	153,503	144,616	126,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including purchases from affiliates, net	(9,599)	(10,484)	(5,325)
Change in due from General Partner	(7,802)	19,766	14,115

Net cash used in / (provided by) investing activities	(17,401)	9,282	8,790

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in due to General Partner	(3,102)	3,102	—
Distribution to partners	(133,000)	(157,000)	(135,000)

Net cash used in financing activities	(136,102)	(153,898)	(135,000)

INCREASE IN CASH	—	—	—

CASH, BEGINNING OF YEAR	—	—	—

CASH, END OF YEAR	$—	$—	$—

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

(Dollars in Thousands)

1.              ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership - Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2005, 2004 and 2003 are as follows:

Managing and general partner:

Verizon Wireless of the East LP*	85.0%

Limited partners:

Taconic Telephone Corporation (“Taconic”)	7.5%
Warwick Valley Telephone Company (“Warwick”)	7.5%

*  Verizon Wireless of the East LP (the “General Partner”) is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which has a preferred interest. Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition - The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates.

The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4). The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements and Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition.

Approximately 98% of the Partnership’s 2005, 2004 and 2003 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses - Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment - Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices (“MTSOs”) and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses - The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current term of the Partnership’s FCC licenses expire in January 2008. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s wireless licenses.

Valuation of Assets – Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As discussed above, the FCC license under which the Partnership operates is recorded on the books of Cellco. Cellco does not charge the Partnership for the use of any FCC license recorded on its books. However, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Accordingly, the FCC licenses, including the license under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”

The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142. When testing the carrying value of the wireless licenses in 2004 and 2003 for impairment, Cellco determined the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. This approach is generally referred to as the residual method. In addition, the fair value of the aggregated wireless licenses was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above was less than the aggregated carrying amount of the licenses, an impairment would have been recognized by Cellco and then may have been allocated to the Partnership. During 2004 and 2003, tests for impairment were performed with no impairment recognized.

On September 29, 2004, the SEC issued a Staff Announcement No. D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.” This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets, including wireless licenses, acquired in a business combination under SFAS No. 141, “Business Combinations,” effective for all business combinations completed after September 29, 2004. Further, all intangible assets, including wireless licenses, valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited.

Cellco evaluated its wireless licenses for potential impairment using a direct value methodology as of January 1, 2005 and December 15, 2005 in accordance with SEC Staff Announcement No. D-108. The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of Cellco’s wireless licenses and, accordingly, had no effect on its financial statements. Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Concentrations - To the extent the Partnership’s customer receivables become delinquent, collection activities commence. The General Partner accounts for 83.8% and 80.4% of the accounts receivable balance at December 31, 2005, and 2004 respectively. The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Approximately 98% of the Partnership’s 2005, 2004 and 2003 revenue is affiliate revenue.

The General Partner relies on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although the General Partner attempts to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet the General Partner’s needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments - The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Segments – The Partnership has one reportable business segment and operates domestically only. The Partnership’s products and services are materially comprised of wireless telecommunications services.

Due to/from General Partner - Due to/from General Partner principally represents the Partnership’s cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due from General Partners is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity. The Partnership reclassified its 2004 and 2003 Statements of Cash Flows to conform to the 2005 presentation. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 4.8%, 5.9%, and 5.0% for the years ended December 31, 2005, 2004 and 2003, respectively. Included in Interest and Other Income, Net is net interest income related to the Due from General Partner balance of $782, $980 and $1,472 for the years ended December 31, 2005, 2004 and 2003, respectively.

Recently Issued Accounting Pronouncements - In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of SFAS No. 143.” This interpretation clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform a future asset retirement when uncertainty exists about the timing and/or method of settlement of the obligation. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists, as defined by the interpretation. An entity is required to recognize a liability for the fair value of the obligation if the fair value of the liability can be reasonably estimated. The Partnership adopted the interpretation on December 31, 2005. The adoption of this interpretation of SFAS No. 143 did not have a material impact on the Partnership’s financial statements.

Distributions – The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of the distribution.

3.              PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following as of December 31, 2005 and 2004:

	Useful Lives	2005	2004

Buildings	10-40 years	$13,408	$11,223
Wireless plant equipment	3-15 years	58,087	51,940
Furniture, fixtures and equipment	2-5 years	303	361
Leasehold Improvements	5 years	2,149	1,725

		73,947	65,249

Less accumulated depreciation		(36,431)	(30,724)

Property, plant and equipment, net		$37,516	$34,525

Capitalized network engineering costs of $406 and $245 were recorded during the years ended December 31, 2005 and 2004, respectively. Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $2,368 and $1,767 at December 31, 2005 and 2004, respectively. Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $6,347, $5,521 and $5,179, respectively.

4.              TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Revenue:
Operating revenues (b)	$176,310	$158,571	$138,796
Cellsite allocated revenues (c)	1,377	1,506	2,963
Cost of Service:
Direct telecommunication charges (a)	6,355	1,697	274
Long distance charges	8,208	5,580	4,971
Allocation of cost of service (a)	3,364	3,360	3,315
Allocation of switch usage cost (a)	5,519	4,705	7,256
Selling, General and Administrative:
Allocation of certain general and administrative expenses (a)	1,672	2,198	1,797

(a) Expenses were allocated based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use where applicable. The Partnership believes the allocations are reasonable.

(b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c) Cellsite allocated revenues, based on the Partnership’s percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco. Revenues and expenses were allocated based on the Partnership’s percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm’s length.

The Partnership had net purchases of plant, property, and equipment with affiliates of $4,738, $7,245 and $3,935 in 2005, 2004 and 2003, respectively.

5.              COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2005, 2004 and 2003, the Partnership recognized a total of $1,845, $1,446 and $1,234, respectively, as rent expense related to payments under these operating leases, which was included in cost of service and general and administrative expenses in the accompanying Statements of Operations.

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount

2006	$1,612
2007	1,468
2008	1,370
2009	798
2010	186
2011 and thereafter	372

Total minimum payments	$5,806

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.              VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions	Write-offs	Balance at
	Beginning	Charged to	Net of	End
	of the Year	Operations	Recoveries	of the Year

Accounts Receivable Allowances:
2005	$—	$—	$—	$—
2004	$20	$—	$(20)	$—
2003	1	49	(30)	20

7.              CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents.

Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2005 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

******